Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

RADIANT SYSTEMS GMBH,

ORDERMAN GMBH

AND ALL OF THE SHAREHOLDERS OF

ORDERMAN GMBH

DATED JULY 3, 2008

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the third day of July, 2008, by and among RADIANT SYSTEMS GMBH, a limited liability company organized under the laws of Austria with corporate seat in Salzburg and the business address at Franz-Josef-Kai 1, A-5020 Salzburg, registered in the Companies Register of the Provincial Court Salzburg (Landesgericht Salzburg) under FN 312273a (“Buyer”), ORDERMAN GMBH, a limited liability company organized under the laws of Austria with corporate seat in Salzburg and the business address at Bachstrasse 59, A-5023 Salzburg, registered in the Companies Register of the Provincial Court Salzburg (Landesgericht Salzburg) under FN 32066 g (the “Company”) and ALOIS EISL, born 14 November 1965, Winklweg 1, A-5330 Fuschl am See, FRANZ BLATNIK, born 28 February 1962, Millstaetterstrasse 43, A-9523 Villach/Landskron, GOTTFRIED KAISER, born 16 February 1964, Augerbachring 7, A-5201 Seekirchen, and ING. WILLI KATAMAY, born 18 November 1953, Promenade 15, A-4863 Seewalchen am Attersee, each a resident of Austria (each a “Seller” and collectively the “Sellers”).

RECITALS:

WHEREAS, each of the Sellers is the owner of a share in the Company corresponding to a fully paid up contribution in the nominal value of nine thousand one hundred Euros (€ 9,100) (collectively, the “Shares”), which Shares constitute all of the issued share capital of the Company in the amount of thirty-six thousand four hundred Euros (€ 36,400);

WHEREAS, the share capital represented by the Shares owned by, and the resulting ownership percentage of, each of Sellers is set forth on Appendix A hereto;

WHEREAS, the Company is engaged in the business of developing, marketing, licensing and selling handheld radio ordering and point of sale systems for the hospitality industry (the “Subject Business”);

WHEREAS, Buyer wishes to purchase from Sellers, and Sellers wish to sell to Buyer, the Shares pursuant to the terms and conditions of this Agreement;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Purchase of Shares. Subject to the terms and conditions of this Agreement and on the basis of the representations and warranties hereinafter set forth, Sellers hereby sell and transfer, assign and convey to Buyer, and Buyer hereby purchases from Sellers, the Shares

(which, for the avoidance of doubt includes the full legal and beneficial ownership of the Shares and represents one hundred percent (100%) of the Company’s nominal share capital), free and clear of all mortgages, liens, pledges, security interests, encumbrances, restrictions, claims and obligations of every nature, kind and character (collectively, “Liens”) to any natural person, general or limited partnership, corporation, limited liability company, firm, trust, association or other legal entity (collectively, “Persons”). Each of the Sellers waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on him under the articles of association of the Company or otherwise.

Section 1.2 Effective Date. The transfer of the Shares shall have economic effect as from the July 1, 2008, 00:00 hours (“Effective Date”) and, unless otherwise expressly stated in this Agreement, all rights (including, without limitation, the right to receive dividends or distributions declared, on or after the Effective Date) and obligations, benefits and risk (including, without limitation, economic risk, force majeure risk, etc.) associated with the Shares shall pass from Sellers to Buyer as of the Effective Date. Sellers are entitled to the profits shown in the financial statements 2007 to the extent such profits have been distributed to Sellers prior to the Effective Date; the undistributed part of the profits shall remain with the Company and will be subject to the purchase price adjustment as set forth in Section 1.5.

Section 1.3 The Purchase Price. The total purchase price to be paid by Buyer to Sellers for the Shares (the “Purchase Price”) shall be the sum of Nineteen Million Six Hundred and Fifty Thousand Euros (€ 19,650,000), subject to adjustment pursuant to Section 1.5. The amount payable to each Seller shall be determined by multiplying the Purchase Price by each Seller’s ownership percentage as set forth on Appendix A (“Ownership Percentage”).

Section 1.4 Payment of the Purchase Price. Upon the terms and conditions set forth in this Agreement, Buyer shall pay the Purchase Price to Sellers as follows:

(a) Upon the execution of this Agreement (the “Execution”), Buyer shall pay to Sellers Seventeen Million Six Hundred and Eighty Five Thousand Euros (€ 17,685,000) (the “Execution Date Payment”). The Execution Date Payment shall be delivered by Buyer to Sellers in immediately available funds by wire transfer on the date of the signing and execution of this Agreement (the “Execution Date”) to the accounts designated in Appendix B hereto. The amount of the Execution Date Payment payable to each Seller shall be determined by multiplying the Execution Date Payment by each Seller’s Ownership Percentage.

(b) Buyer will deliver to and deposit with Dr. Rudolf Kaindl, notary, as escrow agent (the “Escrow Agent”), the amount of One Million Nine Hundred and Sixty-Five Thousand Euros (€ 1,965,000) (the “Escrow Amount”) in immediately available funds by wire transfer to an account designated by Escrow Agent. The Escrow Amount shall be held, administered and distributed by the Escrow Agent in accordance with an Escrow Agreement concluded earlier today by and among Buyer, Sellers and the Escrow Agent. Except as provided in Section 1.5.(h), Buyer shall in the first instance use the Escrow Amount to satisfy any obligations of Sellers under this Agreement, if any; nevertheless, Sellers shall remain liable even if the entire Escrow Amount has been used to satisfy obligations of Sellers under this Agreement.

Section 1.5 Purchase Price Adjustment.

(a) The Purchase Price shall be adjusted following the Execution based on the Final Statement of Net Assets (as defined below) prepared pursuant to this Section 1.5. If the amount of the Net Assets of the Company reflected on the Final Statement of Net Assets is less than Four Hundred Thousand Euros (€ 400,000), then the amount of the Purchase Price shall be decreased by the amount of the shortfall. Conversely, if the amount of the Net Assets of the Company reflected on the Final Statement of Net Assets is greater than Four Hundred Thousand Euros (€ 400,000), then the amount of the Purchase Price shall be increased by the amount of the excess.

(b) For purposes of this Section 1.5, the term “Net Assets” means the excess, if any, of (i) the net book value of the current assets of the Company as of the Effective Date, over (ii) the net book value of the total liabilities of the Company as of the Effective Date.

(c) Within forty (40) calendar days following the Effective Date, Sellers shall cause to be prepared and shall deliver to Buyer: (i) an unaudited balance sheet of the Company as of the Effective Date (the “Effective Date Balance Sheet”); and (ii) a Statement of Net Assets as of the Effective Date (the “Statement of Net Assets”), each of which shall be denominated in Euros. The Company shall bear the entire cost of the preparation of the Effective Date Balance Sheet and the Statement of Net Assets; the cost shall be provided for as a liability on the Effective Date Balance Sheet.

(d) The Effective Date Balance Sheet and Statement of Net Assets shall be prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and, to the extent not inconsistent therewith, the past practices of the Company.

(e) If, within forty (40) days following such delivery, Buyer fails to deliver to the Sellers a notice (pursuant to Section 9.5) stating in reasonable detail any objections Buyer may have with respect to the Effective Date Balance Sheet or the Statement of Net Assets (the “Dispute Notice”), Buyer shall be deemed to have accepted the Effective Date Balance Sheet and the Statement of Net Assets as delivered by Sellers.

(f) If there is a dispute regarding the Effective Date Balance Sheet or the Statement of Net Assets, Buyer and Sellers shall negotiate in good faith to resolve such dispute. If, after a period of thirty (30) days following the Sellers’ receipt (pursuant to Section 9.5) of the Dispute Notice, such dispute remains unresolved, Buyer and Sellers will jointly engage an international accounting firm mutually satisfactory to Buyer and Sellers, or if they cannot agree, an independent accounting firm of 200 or more accountants chosen by lot, with Buyer, on the one hand, and Sellers jointly, on the other hand, having the right to select two of such firms, which cannot be the auditor for either Buyer or the Company and to strike one such firm chosen by the other party (the “Independent Accountant”), to resolve such dispute in accordance with this Agreement, and the decision of such firm shall be final and binding on the parties hereto. The Independent Accountant shall make its calculations in accordance with this Section 1.5. All fees and expenses of the Independent Accountant incurred in connection with such resolution shall be shared equally between Buyer, on the one hand, and Sellers, on the other. The final Effective Date Balance Sheet and Statement of Net Assets (whether finalized through the agreement of the parties or through the determination of the Independent Accountant) shall be referred to as the “Final Balance Sheet” and the “Final Statement of Net Assets”, respectively.

(g) All post-Execution adjustments to the Purchase Price resulting from the Final Statement of Net Assets shall be made within three (3) Business Days after the earlier of the agreement of the parties on the amount of such adjustment or the date on which a written notice of any resolution of such amount has been given by the Independent Accountant, as the case may be, to the parties hereunder, but in any case such adjustment shall be deemed to have occurred as of the Effective Date. For purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day in which banks are obligated to close in Salzburg, Austria.

(h) To the extent that there is a Purchase Price decrease, the Sellers shall deliver to Buyer within three (3) Business Days after the Final Balance Sheet and the Final Statement of Net Assets becomes final, by wire transfer of immediately available funds, the amount of such decrease. Buyer has the right, but not the obligation, to use the Escrow Amount to satisfy the obligation of Sellers with respect to the Purchase Price adjustment, if any. To the extent that there is a Purchase Price increase, Buyer shall deliver to the Sellers within three (3) Business Days after the Final Balance Sheet and the Final Statement of Net Assets becomes final, by wire transfer of immediately available funds, the amount of such increase.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Company provided to Buyer reasonable access to Company’s facilities, books and records and caused its directors and employees to cooperate fully with the Buyer in connection with due diligence investigations of the contracts, liabilities, operations, products, records and other aspects of Company’s business. Buyer, however, was able to enter onto the premises of Company for the purpose of performing its due diligence only at such times and in such manner as approved by Company. Sellers jointly and severally (als Gesamtschuldner) make the following representations and warranties to Buyer, each of which is true and correct on the date hereof, shall be unaffected by any investigation made by Buyer on or prior to the date hereof and shall survive the Execution as provided herein, subject to such exceptions as are disclosed in the disclosure schedule of Seller annexed to this Agreement and incorporated herein by this reference and made a part hereof (the “Disclosure Schedule”). The parties agree that only written disclosure in this Agreement or in the Disclosure Schedule shall limit (i) the representations and warranties of his Agreement or (ii) any rights and/or claims of Buyer whatsoever under or in connection with this Agreement notwithstanding any investigation Buyer or its advisors have conducted in the course of the due diligence investigation, the contract negotiations and notwithstanding any information Buyer or its advisors have received or obtained otherwise.

Section 2.1 Individual Representations of Sellers. Each Seller represents and warrants to Buyer as follows:

(a) such Seller has all necessary capacity, power and authority to enter into this Agreement, to carry out his obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms; and

(c) the Shares listed on Appendix A as owned by such Seller are owned of record and beneficially solely by such Seller, free and clear of all Liens.

Section 2.2 Due Incorporation and Registration. The Company and its Subsidiaries are the types of entities and are formed in the jurisdictions set forth in Section 2.2 of the Disclosure Schedule, are validly existing and have all requisite corporate (or other entity) power and authority necessary to carry on the Subject Business as now being conducted, and to own, lease and operate their respective properties and assets as now owned, leased or operated. The Company and its Subsidiaries are duly registered to transact business and, to the extent legally applicable, are in good standing in each jurisdiction set forth in Section 2.2 of the Disclosure Schedule, which are the only jurisdictions in which the nature of the Subject Business or the ownership of their respective properties and assets makes such registration necessary.

Section 2.3 Subsidiaries and Investments. Section 2.3 of the Disclosure Schedule sets forth a true and complete list of all corporations or other entities of which securities or other ownership interests having ordinary voting power to elect a majority of the board or directors or other Persons performing similar functions are owned directly or indirectly by the Company (each, a “Subsidiary”). All of the issued and allotted shares of each Subsidiary: (i) have been duly authorized and are validly issued, fully paid and, to the extent legally applicable, nonassessable; (ii) are set forth in Section 2.3 of the Disclosure Schedule; and (iii) are legally and beneficially owned by the Company free and clear of all Liens. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation nor does the Company have any direct or indirect equity or other ownership interest in any Person.

Section 2.4 Capitalization. The share capital of the Company amounts to thirty-six thousand four hundred Euros (€ 36,400). The Shares constitute the whole of the allotted and issued share capital of the Company. All of the shares are duly and validly allotted and issued and are fully paid and, to the extent legally applicable, nonassessable and are not subject to any repurchase options or restrictions on transfer. There are no outstanding options, purchase rights, redemption rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments with respect to the Company. There are no voting trusts, proxies, or other arrangements relating to the voting of the shares of the Company. All outstanding shares have been issued in compliance with applicable Law. The Company has never repurchased, redeemed or otherwise reacquired any shares. The share capital of the Company has not been repaid or returned, in whole or in part, whether open or disguised, directly or indirectly.

Section 2.5 Approvals of Third Parties.

(a) Except as set forth in Section 2.5 of the Disclosure Schedule, no consent, authorization or approval of, or material declaration, filing or registration with, any Governmental Authority is necessary in order to enable Sellers to enter into and perform their respective obligations under this Agreement.

(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by the Sellers will: (i) conflict with, require any consent under, result in the violation of, or constitute a breach of any provision of the organizational documents of the Company or any Subsidiary; (ii) conflict with, require any consent under, result in the violation of, constitute a breach of, or accelerate the performance required on the part of any Seller, the Company or any Subsidiary by the terms of, any evidence of indebtedness or material agreement to which such Seller, the Company or any Subsidiary is a party, in each case with or without notice or lapse of time or both, or permit the termination or adaptation of the terms and conditions of any such agreement by another Person; (iii) result in the creation or imposition of any Lien on any property or asset of any Seller, the Company or any Subsidiary; (iv) constitute a violation by any Seller, the Company or any Subsidiary of any writ, judgment, order, injunction, decree or award of any Governmental Authority binding on such Seller, the Company or any Subsidiary; (v) constitute a violation by any Seller, the Company or any Subsidiary of any statute, law or regulation of any jurisdiction; or (vi) violate or cause any revocation of any material Permit (as hereinafter defined).

Section 2.6 Financial Statements. Section 2.6 of the Disclosure Schedule contains complete and accurate copies of (i) the audited consolidated balance sheets and related statements of profits and loss of the Company as well as unaudited balance sheets and related statements of profits and loss of the Subsidiaries, all as of and for the fiscal years ended December 31, 2006 and December 31, 2007; and (ii) the unaudited consolidated balance sheets of the Company as of April 30, 2008 and the related statements of profit and loss of the Company for the four-month period then ended (the most recent balance sheet being hereinafter referred to as the “Most Recent Balance Sheet” and the date of such balance sheet being hereinafter referred to as the “Most Recent Balance Sheet Date”) (the financial statements referred to in subsections (i) and (ii), together with any footnotes and supporting schedules thereto, are referred to as the “Financial Statements”). The Financial Statements: (i) have been prepared in accordance with Austrian generally accepted accounting principles (“Austrian GAAP”), the applicable laws and, to the extent not inconsistent therewith, the past practices of the Company; (ii) present fairly, in accordance with Austrian GAAP, the assets and liabilities, the financial position and the results of the Company’s and the Subsidiaries’ operations as of and for the periods then ended.

Section 2.7 Accounts Receivable.

(a) The accounts receivable of the Company and its Subsidiaries arose from bona fide transactions in the ordinary course of business, and have been executed on terms consistent with the past practice of the Company and its Subsidiaries. Except for the amount of any applicable reserves set forth in the Most Recent Balance Sheet, the accounts receivable of the Company and its Subsidiaries are not subject to any counterclaims or setoffs, and are not otherwise in dispute. No account receivable has been factored, pledged, turned over for collection, or assigned to any Person.

(b) All the receivables of the Company and the Subsidiaries are good and fully collectible without any additional cost to the Company or the respective Subsidiary within three (3) months from the date when they fall due at the recorded amounts, subject to reasonable collection measures in accordance with the present business practice of the Company or the respective Subsidiary.

Section 2.8 Fixed Assets. Section 2.8 of the Disclosure Schedule contains a list of all fixtures, furniture, machinery, equipment, vehicles and other tangible assets (collectively, “Fixed Assets”), owned by the Company or any Subsidiary and used and useful in the Subject Business, wherever located as of the Execution Date. Since the Most Recent Balance Sheet Date, neither the Company nor any Subsidiary has disposed of any Fixed Assets other than in the ordinary course of business. The Fixed Assets are in good operating condition (ordinary wear and tear excepted), to the Knowledge of Sellers are free from any material defects or malfunctions, and are not in need of any imminent major repairs. Except as set forth in Section 2.8 of the Disclosure Schedule, there has not been any material interruption of the operations of the Company or any Subsidiary due to inadequate maintenance of the Fixed Assets. On the Execution Date, the Company and its Subsidiaries will have: (i) good title to all the Fixed Assets listed as owned, free and clear of any and all Liens and (ii) valid leasehold interests in Fixed Assets leased by the Company or one of its Subsidiaries subject to the terms of such leases.

Section 2.9 Inventory. All inventories of raw materials, work-in-process, finished goods, products under research and development, demonstration equipment, supplies, parts, packaging materials and other accessories related thereto which are held at, or are in transit from or to, any Company or Subsidiary location, in each case, which are used or held for use or resale by Company or any Subsidiary (the “Inventory”), consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to normal and customary allowances in the industry for damage and outdated items and reasonable wear and tear. None of the items included in the Inventory are held by Company or any Subsidiary on consignment from other Persons.

Section 2.10 No Undisclosed Liabilities or Borrowings.

(a) Neither the Company nor any Subsidiary has any liabilities or obligations, of any nature, known or unknown, asserted or unasserted, accrued, absolute or contingent (“Liabilities”), except for (a) Liabilities reflected or reserved against in the Most Recent Balance Sheet, (b) Liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business, or (c) Liabilities incurred in connection with this Agreement or the transactions contemplated thereby.

(b) The Company does not have outstanding: (i) any borrowing or indebtedness in the nature of borrowing including any bank overdrafts, liabilities under acceptances (otherwise than in respect of normal trade bills) and acceptance credits other than borrowing or indebtedness arising in the ordinary course of business; or (ii) any guarantee, indemnity or undertaking (whether or not legally binding) to procure the solvency of any person or any similar obligation.

Section 2.11 Arms’ Length. Except as set forth in Section 2.11 of the Disclosure Schedule, all transactions and agreements involving the Company or any Subsidiary during the last three years as of this Agreement have been concluded at arms’ length. All payments and considerations under the above mentioned transactions and agreements made or received by the Company or any Subsidiary have been determined and paid at arms’ length. The representations and warranties in this Section 2.11 apply to the extent that (a) the respective transactions and/or agreements are current as of Execution or (b) had material effect on the historical financial situation of the Company or a Subsidiary or (c) could have adverse impact on the Company, a Subsidiary or the Buyer after Execution.

Section 2.12 Recent Developments.

(a) Since the Most Recent Balance Sheet Date (with respect to the Company) or since 31 December 2007 (with respect to the Subsidiaries), there has been no change, event or circumstance that, individually or in the aggregate with all other changes, events or circumstances, has caused any Material Adverse Effect. As used herein, the term “Material Adverse Effect” shall mean any material adverse effect on the business, assets, liabilities, financial condition, results of operation or prospects of the Company and its Subsidiaries taken as a whole.

(b) Since the Most Recent Balance Sheet Date, the Company and, since 31 December 2007, each Subsidiary: (i) has conducted the Subject Business only in the ordinary course and in substantially the same manner as conducted at the date hereof; (ii) has used its commercially reasonable efforts to preserve its business organization intact and to retain the services of its present officers, key employees and representatives; and (iii) used its commercially reasonable efforts to preserve its relationships with its employees, customers, suppliers and others having business relations with it.

(c) Since the Most Recent Balance Sheet Date (in the case of the Company) or since 31 December 2007 (in the case of the Subsidiaries), except as set forth in Section 2.12 of the Disclosure Schedule, neither the Company nor any Subsidiary has: (i) authorized the issuance of, issued or permitted any change in, its share capital; (ii) permitted any of its assets to be subjected to any Lien; (iii) sold, transferred or otherwise disposed of any material assets except in the ordinary course of business and consistent with past practice; (iv) made any capital expenditure or commitment therefore exceeding € 30,000, excluding the purchase of raw material for production in the ordinary course of business and consistent with past practice; (v) declared or paid any dividend or distribution in respect of its share capital or redeemed or repurchased any shares, except as provided in Section 1.2(vi) increased its indebtedness for borrowed money except in the ordinary course of business and consistent with past practices; (vii) made any loan to any Person (other than advances to employees for normal travel and entertainment expenses in a manner consistent with its past practices); (viii) entered into, amended or terminated any material contract except in the ordinary course of business and consistent with past practices; (ix) written off as uncollectible any notes or accounts receivable; (x) granted any increase in the rate of wages, salaries, bonuses or other remuneration of any employees; (xi) adopted a new employee benefit plan or terminated or amended any existing employee benefit plan; (xii) made any change in any method of accounting or auditing practice other than changing to US GAAP; or (xiii) agreed, whether or not in writing, to do any of the foregoing.

Section 2.13 Litigation. Except as set forth in Section 2.13 of the Disclosure Schedule: (a) there is no action, suit, proceeding at law or in equity or any arbitration or administrative or other proceeding pending, or, to the Knowledge of Sellers, threatened against the Company or any Subsidiary; and (b) to the Knowledge of Sellers, there is no investigation by any Governmental Authority pending or threatened, against or affecting the Company or any Subsidiary.

Section 2.14 Taxes.

(a) As used herein, the term “Tax” or “Taxes” means all income, excise, gross receipts, sales, use, value added tax, employment, franchise, profits, gains, property, ad valorem, transfer, use, payroll, intangibles or other taxes, fees, stamp taxes, customs and other duties, social security contributions, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax authority with respect thereto.

(b) The Company and each of its Subsidiaries has timely filed (taking into account all extensions of time to file) or has been included in all Tax returns that it was required to file. All of those Tax returns were correct and complete in all material respects.

(c) All Taxes owed by the Company or any Subsidiary have been paid, and the Company and each Subsidiary has made adequate accrual in its financial statements for all Taxes through the date hereof not yet due and payable and will have made adequate accrual in the Final Balance Sheet for all Taxes through the Execution Date not yet due and payable. The Company and each Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) Neither the Company nor any Subsidiary has applied for and obtained any extension of time within which to file any Tax return, which extension is still in effect.

(e) There are no Liens on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax. Neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension has not since expired. No issue relating to Taxes has been raised in writing by a taxing authority during any pending audit or examination, and no issue relating to Taxes was raised by a taxing authority in any completed audit or examination, that reasonably can be expected to recur in a later taxable period. To the Knowledge of Sellers, there is no dispute or claim concerning any Tax liability of the Company or any Subsidiary either (i) claimed or raised by any taxing authority in writing or (ii) as to which Seller or any director, officer or employee responsible for Tax matters of the Company has Knowledge. No claim has ever been made by a taxing authority in writing in a jurisdiction where neither the Company nor any Subsidiary files Tax returns that it is or may be subject to taxation by that jurisdiction.

(f) The Company has sufficient books, documents, records and other information required to be retained for the purposes of Tax.

(g) The Company has not (and no Subsidiary has) been a member of any Tax group.

(h) Since the date of the Most Recent Balance Sheet, no event has occurred which has given rise to any Tax liability other than Tax on trading profits of the Company and/or the Subsidiary.

(i) No event has been carried out in consequence of which the Company or any Subsidiary is or may be held liable for any Tax primarily chargeable against or attributable to any person other than the Company or any Subsidiary.

(j) No Tax liability of the Company or any Subsidiary will arise as a result of the Execution.

Section 2.15 Compliance with Orders and Laws. Neither the Company nor any Subsidiary is in violation of any applicable order, judgment, injunction, award or decree of any Governmental Authority which is binding on the Company or any. Neither the Company nor any Subsidiary is in material violation of any federal, state, regional, county, local or foreign law, ordinance, rule, directive, or regulation, or any other requirement of any Governmental Authority (collectively, “Laws”) of any Major Market; to the Knowledge of the Sellers, neither the Company nor any Subsidiary is in material violation of any Law (outside the Major Markets). As used herein, the term “Major Markets” means Australia, Austria, Czech Republic, Denmark, France, Germany, Greece, Italy, Netherlands, Slovenia, Spain, Switzerland, United Kingdom, and USA.

Section 2.16 Intellectual Property.

(a) Section 2.16(a) of the Disclosure Schedule sets forth a list of all patents, patent applications, copyright registrations (and applications therefor), and trademark and trade name registrations (and applications therefor) owned by the Company and used in the Subject Business. To the Knowledge of Sellers each of the foregoing registrations is valid and in full force and effect. Section 2.16(a) of the Disclosure Schedule also sets forth a list of any unregistered trademarks, trade names, service marks, brand names, logos or other identifiers used in the Subject Business.

(b) Section 2.16(b) of the Disclosure Schedule sets forth a list of all patents, software and other technology used in the Subject Business and for which the Company does not own all right, title and interest (collectively, the “Third Party Technology”), and all license agreements or other contracts pursuant to which the Company has the right to use the Third Party Technology (the “Third Party Licenses”). The Company has the lawful right to use (free of any material restriction not expressly set forth in the Third Party Licenses) all Third Party Technology that is used in the Subject Business, and no royalties or other compensation is payable for the right to use such Third Party Technology other than as expressly set forth in the Third Party Licenses. The Company has not received notice that any party to any such license intends to cancel, terminate or refuse to renew (if renewable) such license or to exercise or decline to exercise any option or right thereunder. The Company is not in breach of any Third Party Licenses.

(c) All the Company Intellectual Property (as defined below) is owned by the Company free and clear of all Liens. Except as set forth in Section 2.16(c) of the Disclosure

Schedule, the Company has not granted to any third party any rights or permissions to use any of the Company Intellectual Property. The Company has not received any notice or claim (whether written, oral or otherwise) challenging its ownership or rights in the Company Intellectual Property or claiming that any other Person has any legal or beneficial ownership with respect thereto or challenging the validity or enforceability of the Company Intellectual Property. As used herein, the term “Company Intellectual Property” means all of the following to the extent used or held for use in the conduct of the Subject Business (but specifically excluding Third Party Technology): all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, domain names, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, methods, designs, devices, tools, specifications, techniques, algorithms, formulae, improvements, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, computer programs, software (whether in source or object code) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

(d) All employees, independent contractors, or other Persons who have had access to or participated in the development in any of the Company Intellectual Property have signed appropriate confidentiality and non-disclosure agreements.

(e) Except as set forth in Section 2.16(e) of the Disclosure Schedule, neither the Company’s operation of the Subject Business prior to Execution nor the Company Intellectual Property infringe, violate or interfere with or constitute a misappropriation of any right, title or interest (including, without limitation, any patent, copyright, trademark or trade secret right) held by any other Person in any Major Market. The Company has not received any notice or claim (whether written, oral or otherwise) regarding any infringement, misappropriation, misuse, abuse or other interference with any third party intellectual property or proprietary rights (including, without limitation, infringement of any patent, copyright, trademark or trade secret right of any third party) by either the Company’s operation of the Subject Business or the Company Intellectual Property.

(f) To the Knowledge of Sellers, no other Person is infringing or misappropriating the Company Intellectual Property.

(g) Except as set forth in Section 2.16(g) of the Disclosure Schedule, the Company Intellectual Property does not include any Publicly Available Software (as defined below) and neither the Company nor any Subsidiary has used Publicly Available Software in whole or in part in the development of any part of the Company Intellectual Property in a manner that subjects the Company Intellectual Property in whole or in part, to all or part of the license obligations of any Publicly Available Software. “Publicly Available Software” means any software (i) that is distributed as free software or open source software (e.g. Linux); or (ii) any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software: (x) be disclosed or distributed in source code form; (y) be licensed for the purpose of making derivative works; or (z) be redistributable at no or minimal charge. Publicly Available Software includes software licensed or distributed under any of the following licenses or distribution models similar to any of the following: (A) GNU General Public License (GPL) or

Lesser/Library GPL (LGPL); (B) the Mozilla Public License; (C) the Netscape Public License; and (D) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and the Apache Server License.

(h) Except as set forth in Section 2.16(h) of the Disclosure Schedule, (i) neither the Company nor any Subsidiary has disclosed any source code to any Person other than to employees of the Company or its Subsidiaries; and (ii) neither the Company nor any Subsidiary has deposited any source code into any source code escrows or similar arrangements. If, as disclosed in the Disclosure Schedule, the Company or a Subsidiary has deposited any source code into source code escrows or similar arrangements, to the Knowledge of the Sellers, no event has occurred that has or could reasonably form the basis for a release of such source code from such escrows or arrangements.

(i) Section 2.16(i) of the Disclosure Schedule sets forth a list of all Internet domain names used by the Company or any Subsidiary in the Subject Business (collectively, the “Domain Names”). The Company or a Subsidiary has a valid registration and, to the Knowledge of the Sellers, all other material rights (free of any material restriction) in and to the Domain Names.

(j) The Company Intellectual Property and the Third Party Technology include all of the intellectual property necessary for the conduct of the Subject Business as conducted by the Company and its Subsidiaries in any of the Major Markets as of the date of this Agreement.

(k) Up to and including the Execution Date (i) no invention has been offered to the Company for assignment by any employee, and (ii) no invention has been made by any employee which would require the Company to pay a compensation under the Austrian Patent Act (Patentgesetz) upon the assignment of such invention to the Company.

Section 2.17 Privacy and Security Commitments.

(a) With respect to all privacy and security commitments for Personally Identifiable Information (as defined below) or payment card information associated with the Company’s or any Subsidiary’s customers (including applicable Laws, agreements, terms and conditions, privacy policies, and privacy certification license agreements applicable to such information) (the “Commitments”): (i) the Company and each Subsidiary is in compliance with the Commitments; (ii) neither the Company nor any Subsidiary has received written inquiries from any Governmental Authority regarding the Commitments; (iii) no applicable certification organization has provided written notice to the Company that such organization has found the Company or any Subsidiary to be out of compliance with such Commitments; and (iv) to the Knowledge of Sellers, there have been no security breaches with respect to any of its products or related data resulting in unauthorized access to or acquisition of such information.

(b) As used herein, the term “Personally Identifiable Information” means any information that, alone or in combination with other information, relates to a specific, identifiable individual person. Personally Identifiable Information includes individual names, social security numbers, telephone numbers, home address, driver’s license number, account number, email address, and vehicle registration number. Any information that can be associated with Personally Identifiable Information shall also be Personally Identifiable Information. For example, an individual’s age alone is not Personally Identifiable Information, but if such age were capable of being associated with one or more specific identifiable individuals then such age would be deemed Personally Identifiable Information.

Section 2.18 Contracts. Section 2.18 of the Disclosure Schedule contains a complete and accurate list of all of the following contracts and other agreements (whether written or oral) which are material to the conduct of the Subject Business as presently conducted to which the Company or any Subsidiary is a party (the “Contracts”):

(a) contracts and other agreements between the Company or a Subsidiary, on the one hand, and any Seller, any current officer or director of the Company or any Subsidiary or any of their respective affiliates, on the other hand, and any contracts or agreements of which Sellers have Knowledge between the Company or any Subsidiary and any former officer or director of the Company or any Subsidiary or any of their respective affiliates;

(b) any contract or agreement to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary has granted a license of Company Intellectual Property to any third Person, or any option with respect thereto;

(c) contracts and other agreements for the sale of any of its material assets other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of its assets concluded after 31 December 2007;

(d) joint venture and partnership agreements;

(e) contracts or other agreements under which the Company or any Subsidiary agrees to indemnify any party or to share Tax liability of any party;

(f) contracts or other agreements of guaranty others than in ordinary course of business (e.g. product guaranty) or relating to matters of suretyship to which the Company or any Subsidiary is a party or by which its assets or properties are subject or bound;

(g) agreements, orders, or commitments for the purchase of services, materials, supplies, or products from any one supplier for an annual amount in excess of ten thousand Euros (€ 10,000);

(h) agreements, orders, or commitments for the sale of products or services for more than ten thousand Euros (€ 10,000) annually to any single purchaser;

(i) reseller, distribution or sales agency agreements;

(j) contracts and other agreements containing obligations or liabilities of any kind to holders of any securities of the Company or any Subsidiary;

(k) contracts and other agreements containing covenants of the Company or any Subsidiary not to compete in any line of business or with any Person in any geographical area or covenants of any other Person not to compete with the Company in any line of business or in any geographical area;

(l) contracts and other agreements relating to the acquisition by the Company or any Subsidiary of all or substantially all the assets of any operating business or a majority of the capital stock or other controlling interest of any other Person;

(m) employment agreements with Key Employees or consulting agreements;

(n) contracts and other agreements relating to the borrowing of money by the Company or any Subsidiary or subjecting any assets or properties of the Company or any Subsidiary to voluntary Liens;

(o) agreements regarding options, futures, any other financial derivatives or similar;

(p) current agreements for capital expenditures in excess of ten thousand Euros (€ 10,000) for any single project;

(q) powers of attorney; or

(r) contracts, agreements or commitments (including without limitation leases of personal property) that involve payment or receipt of more than ten thousand Euros (€ 10,000) in any single year, or that are otherwise material and were not entered into in the ordinary course of business.

There have been delivered or made available to Buyer true and complete copies of all of the written Contracts and any material oral Contracts are fully described in Section 2.18 of the Disclosure Schedule. As to the Knowledge of Sellers, all of such Contracts are valid and binding upon the parties thereto, as applicable, in accordance with their terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity. The Company or its Subsidiary, as applicable, has performed in all material respects all contractual obligations required to be performed by it to date and is not in material default under any such Contract and has not taken any action (other than the execution of this Agreement) which constitutes, or with notice or lapse of time or both would constitute, a material default under such Contracts. To the Knowledge of Sellers, no other party to any such Contract is in material default in the performance of its obligations thereunder or has taken any action which constitutes, or with notice or lapse of time or both would constitute, a material breach thereof.

Section 2.19 Real Property.

(a) The Company owns no real property.

(b) Section 2.19(b) of the Disclosure Schedule contains a complete and accurate list of any real property lease to which the Company is a party (each, a “Lease”), and each such Lease is in full force and effect as of the date hereof. The Company holds valid and existing leasehold interests under the Leases for the respective terms as set forth therein. The Company has delivered to Buyer a true, complete and correct copy of each of the Leases, and the Leases have not been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered to Buyer. The Company has performed in all respects all obligations on its part to be performed to date under said Leases and is current with respect to the payment of all rents and other charges due thereunder. The Company’s use and occupancy of the demised premises which are the subject matter of such Leases do not violate any of the terms of such Leases, are not violative of the conditions of the Company’s policies of insurance and are in conformity with all applicable health, fire, safety and other laws, ordinances, codes and regulations. To the Knowledge of the Sellers, no landlord under any such Lease is in default in the performance of its obligations thereunder. The Company has not received written notice from any such landlord of its intention to exercise any option thereunder which would terminate the Company’s use or occupancy of the demised premises under such Lease. The real estate, buildings and premises which are the subject matter of a Lease are fit for the intended use and are in a condition adequate to conduct the Subject Business as currently conducted and as proposed to be conducted in the future.

Section 2.20 Labor and Employment Matters.

(a) Section 2.20 (a) of the Disclosure Schedule contains for the Company and each Subsidiary a correct and complete list of employees. Such list correctly states for each employee the department, function/position, date of birth, start of employment, monthly gross salary, any premiums and bonuses and other material entitlements.

(b) Section 2.20 (b) of the Disclosure Schedule contains for the Company and each Subsidiary a correct and complete list of (i) Managing Directors (Geschäftsführer); (ii) Officers with statutory signing authority (Prokuristen); (iii) Department Heads (Abteilungsleiter); and employees with (a) an annual gross salary in excess of sixty thousand Euros (€ 60,000); (b) a fixed term of employment of more than two (2) years; (c) a notice period of more than six (6) months (other than notice periods under mandatory provisions of statutory law or applicable collective bargaining agreements); or (d) a contractual entitlement to a severance payment in excess of twenty thousand Euros (€ 20,000) (collectively the “Key Employees”). Such list correctly states for each Managing Director, Officer and Key Employee the date of his/her service or employment contract and all amendments, side letters and similar documents, if any (such contracts collectively the “Key Personnel Contracts”).

(c) (i) To the Knowledge of Sellers no party to a Key Personnel Contract has given or is reasonably likely to give notice of termination, and no circumstances exist which give any party to a Key Personnel Contract a special right to terminate or modify such Key Personnel Contract; and (ii) the execution or consummation of this Agreement or the transactions contemplated therein do not trigger any such rights of any Director, Officer or Key Employee.

(d) There are no shop agreements (Betriebsvereinbarungen) or other collective labour contracts to or by which the Company or a Subsidiary is or was a party or otherwise bound.

(e) All payments in relation to employment (including, without limitation, in relation to the termination of employment), whether standard remuneration, bonuses, premiums or payment of any other nature, including social security contributions and income taxes under any applicable law, due and payable by the Company or a Subsidiary have been made as and when due; otherwise, these payments have been fully provided for in the Financial Statements.

(f) Without prejudice to Section 2.6, the Company and all Subsidiaries have created sufficient provisions in accordance with applicable commercial law principles for (i) any employee entitlements, including without limitation severance entitlements (Abfertigungsrückstellungen), unconsumed vacation entitlements (unverbrauchte Urlaubsansprüche) and anniversary and jubilee entitlements (Jubiläumsgelder) and (ii) all other employee-related costs. The principles of the “Abfertigung-Neu” are not applicable on any employee of the Company or any Subsidiary employed prior to 01/01/2003.

(g) Neither in the Company nor in any Subsidiary a works council (Betriebsrat) or another employees’ representative body has been established.

(h) No freelancer (freie Mitarbeiter) or consultant (Berater) of the Company or any Subsidiary can, under any applicable laws, claim to be, or may be considered by any competent authority, to be an employee (Arbeitnehmer) of the Company or any Subsidiary.

(i) The Company and the Subsidiaries have obtained or have received reasonable evidence that the respective employee has obtained all permits required by their employees in order to be legally employed at the place of their employment, including, without limitation, work permits; all of these permits are valid and current as of the Effective Date.

Section 2.21 Employee Benefits.

(a) Section 2.21 (a) of the Disclosure Schedule includes for the Company and each Subsidiary a correct and complete list of all agreements and other commitments, whether of an individual or collective nature and including commitments based on works custom (betriebliche Übung), regarding employee benefits such as anniversary, holiday or jubilee payment, voluntary severance entitlement (Abfertigung oder Abfindung), bonuses, premiums, profit participation or other variable remuneration elements and stock options, stock appreciation rights, incentive schemes or similar rights, other than pensions (the “Employee Benefits”). Such list correctly states the legal basis for the Employee Benefits and the nature and dates of the respective agreements or other commitments.

(b) There are no outstanding obligations relating to Employee Benefits which are in place, apply or have applied to the Company or any Subsidiary.

Section 2.22 Insurance. Section 2.22 of the Disclosure Schedule contains a complete and accurate list of all material policies or binders of fire, liability, product liability, worker’s compensation, automobile, bonds, unemployment and other material insurance held by or on behalf of the Company or any Subsidiary. The Company or its Subsidiary, as applicable, has paid all premiums due thereon and is not in material default with respect to any provision contained in any such policy or binder. There are no outstanding unpaid claims under any such policy or binder. Neither the Company nor any Subsidiary has received any written notice of cancellation or non-renewal of any such policy or binder.

Section 2.23 Governmental Permits; Regulatory.

(a) The Company and its Subsidiaries possess all material governmental permits, licenses, orders and other governmental authorizations and approvals required to permit them to carry on the Subject Business as presently conducted (collectively, the “Permits”) and/or outstanding Permits will be granted by the authorities in ordinary course of business. All Permits are set forth or described in Section 2.23 of the Disclosure Schedule, are in the name of the Company or its Subsidiary, as applicable, and are in full force and effect, and no proceeding is pending or, to the Knowledge of Sellers, threatened, to revoke, modify, suspend or terminate any such Permit.

(b) The Company and its Subsidiaries own all licences and permits which are required in the context of the placing of radio equipment on the market in any of the Major Markets or such licences and permits will be granted by the competent authorities in the ordinary course of business. Neither the Company nor any Subsidiary has received any notification or request regarding a possible prohibition or restriction of the placing of radio equipment on the market or regarding a demand to withdraw such equipment from the market. To the Knowledge of the Sellers, (i) no such prohibition, restriction or demand is pending or has been threatened, against or affecting the Company or any Subsidiary, and (ii) there is no reasons for such prohibition, restriction or demand.

Section 2.24 Subsidies. Except as set forth in Section 2.24 of the Disclosure Schedule, neither the Company nor a Subsidiary received public grants, allowances, aids or other subsidies (Foerderungen) (collectively, the “Subsidies”) in whatever form within the period of five years prior to the date of this Agreement. No proceedings regarding a revocation or withdrawal of a Subsidy have been initiated or threatened, and there are no circumstances, which would justify the initiation of such proceedings. The Company and the Subsidiaries are in full compliance with their obligations under or in connection with the Subsidies, including the obligations under any ancillary provisions in the respective orders or agreements thereto. Except as disclosed in Section 2.24 of the Disclosure Schedule, neither the Company nor any Subsidiary is obliged under a Subsidy to maintain a certain level of employees or to make any investments. No Subsidy will be cancelled or has to be repaid in whole or in part due to the execution or consummation of this Agreement or the transaction contemplated therein.

Section 2.25 Transactions with Affiliated Parties. None of the Company, any Seller, any Subsidiary or, to the Knowledge of Sellers, any of their respective directors, officers or employees: (a) has any ownership interest, directly or indirectly, in any competitor, supplier or customer of the Company or any Subsidiary; (b) has any outstanding loan or receivable in either event to or from the Company or any Subsidiary (other than reimbursement of employees for legitimate business expenses incurred in the ordinary course of business); or (c) is a party to or has any interest in any contract or agreement with the Company or any Subsidiary.

Section 2.26 Environmental Matters.

(a) The Company and all Subsidiaries have the governmental and regulatory licenses, permits, consents, approvals or authorizations which are required under applicable laws, statutes, rules and regulations relating to the protection of the environment or use, recycling, treatment, storage, transportation or disposal of any substance or chemical (the “Environmental Laws”) regulated under any such Environmental Laws (the “Hazardous Substances”) to carry on the business of the Company and the Subsidiaries as such business is currently conducted (the “Environmental Permits”). All Environmental Permits are valid and current The Company and all Subsidiaries are in compliance with all material terms and conditions of the Environmental Permits. Neither the Company nor any Subsidiary have received a request for information relating to any of the properties now or at any time owned, operated, leased or otherwise used by the Company or the Subsidiaries, if any.

(b) No releases of Hazardous Substances have occurred at or from any property during the period it was owned or leased by the Company or a Subsidiary or at any other time.

(c) To Seller’s Knowledge, there are no facts, circumstances or conditions that could reasonably be expected to (i) restrict, under any Environmental Law or any Environmental Permit in effect prior to or at Execution, the ownership, occupancy, use or transferability of any property now owned, operated, leased or otherwise used by the Company or a Subsidiary; or (ii) give rise to any legal liability or claim under the Environmental Laws pertaining to any property now or at any other time owned, operated, leased or otherwise used by the Company or a Subsidiary.

(d) There is no liability with respect to the clean up or investigation at any facility or property resulting from the handling, use, storage, disposal or treatment of Hazardous Substances by the Company or a Subsidiary or by any other party.

(e) Neither the Company nor a Subsidiary have received written notice of any citation, summons, order, complaint, penalty, investigation, non-compliance or review by any governmental or other entity with respect to any violation or alleged violation by the Company or a Subsidiary of any Environmental Law or responsibility for response to a release of Hazardous Substances.

Section 2.27 Pensions.

(a) The Company and the Subsidiaries are not bound by any agreements and other commitments, including, without limitation, commitments based on works custom (betriebliche Übung), regarding pensions. The Company and the Subsidiaries are not obliged to pay any pensions or contributions to pension funds (other than pensions or contributions under mandatory provisions of statutory law or applicable collective bargaining agreements).

(b) There is no pending or notified dispute about pensions payable by the Company or any Subsidiary and no such claim has been made or threatened within the last three (3) years.

Section 2.28 Orders; Commitments; Warranties and Returns. Section 2.28 of the Disclosure Schedule sets forth the Company’s warranties currently made with respect to the Subject Business, and current policies with respect to returns of products. There are no pending or, to the Knowledge of the Sellers, threatened claims against it for warranty costs exceeding the reserves made in the Most Recent Balance Sheet. As used above, the term “warranty cost” shall mean costs and expenses associated with correcting, returning or replacing defective or allegedly defective products or services, whether such costs and expenses arise out of claims sounding in warranty, contract, tort or otherwise.

Section 2.29 Product Liability; Warranty. The products designed, manufactured or distributed and the services rendered by the Company or any Subsidiary prior to the Execution do not suffer from any defects not covered by sufficient insurance. The Company holds a product liability insurance.

Section 2.30 No Unlawful Business Practices. The Company, the Subsidiaries and the Directors, Officers and employees of the Company or any Subsidiary have not, directly or indirectly, in relation to the Company, a Subsidiary or their respective business, (i) used any funds for bribes or other unlawful purposes; (ii) requested or accepted any bribes or other unlawful benefits; or (iii) established or maintained any funds or assets that have not been properly recorded in the books and records of the Company or a Subsidiary.

Section 2.31 Broker’s or Finder’s Fees. No agent, broker, Person or firm acting on behalf of any Seller or the Company is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

Section 2.32 Disclosure.

(a) No representation or warranty contained in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein, and in the light of the circumstances under which they were made, not misleading.

(b) All information which has been given by any of the directors or officers or professional advisers of the Company or the Sellers to any of the directors or officers or professional advisers of the Buyer in the course of the negotiations leading to the signing of this agreement was, when given, true, complete and accurate in all respects and there is no fact or matter not disclosed which renders any such information untrue, inaccurate or misleading.

(c) The facts set out in the Seller’s Disclosure Schedule, are true, complete and accurate in all respects and are not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Sellers, each of which is true and correct on the date hereof, shall be unaffected by any investigation made by Sellers prior to the date hereof and shall survive the Execution as provided herein.

Section 3.1 Existence and Good Standing of Buyer. Buyer is a limited liability company duly incorporated and validly existing under the Laws of Austria.

Section 3.2 Authority of Buyer. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer. This Agreement is the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

Section 3.3 Approvals of Third Parties. No consent, authorization or approval of, or declaration, filing or registration with, any Governmental Authority, or any consent, authorization or approval of any other third party, is necessary in order to enable Buyer to enter into and perform its obligations under this Agreement, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will:

(a) conflict with, require any consent under, result in the violation of, or constitute a breach of any provision of the organizational documents of Buyer;

(b) conflict with or result in the breach or violation of any writ, judgment, order, injunction, decree or award of any Governmental Authority binding on Buyer; or

(c) constitute a violation by Buyer of any Law of any jurisdiction.

Section 3.4 Litigation. There are no legal proceedings pending or, to the knowledge of Buyer, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

Section 3.5 Broker’s or Finder’s Fees. No agent, broker, Person or firm acting on behalf of Buyer is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

ARTICLE IV

COVENANTS AND AGREEMENTS

Section 4.1 Assistance and Cooperation on Tax Matters.

(a) Buyer, Sellers and their respective affiliates shall cooperate in the preparation of all Tax returns for any Tax periods for which any of them could reasonably require the assistance of the other in obtaining any necessary information.

(b) Buyer, Sellers and their respective affiliates shall make their respective employees and facilities available during normal business hours on a mutually convenient basis to explain any documents or information provided hereunder.

Section 4.2 Tax Audits.

(a) Sellers shall have the sole and exclusive right, at their own expense, to control any audit or examination by any Taxing Authority (“Tax Audit”), initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes for any taxable period ending before the Execution Date. Sellers shall indemnify the Buyer in respect of any costs and expenses incurred by the Buyer in connection with such Tax Audit.

(b) Except as provided in subsection (a), Buyer shall have the sole and exclusive right, at its own expense, to control any other Tax Audit, initiate any other claim for refund, and contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes.

Section 4.3 Transfer Taxes. All transfer, documentary, stamp and registration Taxes, and all conveyance fees, recording charges and other fees and charges (“Transfer Taxes”) (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this agreement shall be borne by Buyer.

Section 4.4 Restrictive Covenants. Recognizing Buyer’s need to protect the goodwill of the Subject Business being purchased and to induce Buyer to purchase the Subject Business and the Shares, each Seller covenants and agrees with Buyer that he will not directly or indirectly (including through an affiliate), at any time prior to the third (3rd) anniversary of the Execution Date:

(a) within the Major Markets, engage in, render services to, be employed by or have any financial or other interest (whether as a sole proprietor, partner, stockholder, investor, director, officer, employee or otherwise) in any business engaged in developing, marketing, licensing and selling handheld radio ordering and/or point of sale systems (a “Competing Business”); nothing herein contained shall be deemed to prohibit a Seller from investing his funds in securities of a company if the securities of such company are listed for trading on a securities exchange or traded in the over the counter market and Seller’s holdings therein represent less than five percent (5%) of the total number of shares or principal amount of other securities of such company outstanding;

(b) (i) solicit, divert, or take away or attempt to solicit, divert or take away from Buyer, for the benefit of a Competing Business, any customer of Buyer that was a customer of the Company or any Subsidiary as of the Execution Date or at anytime within two (2) years prior to the Execution Date or (ii) use his knowledge of or influence over any such customer to or for his own benefit or the benefit of a Competing Business or otherwise use his knowledge of or influence over any such customer to the detriment of the Company or any Subsidiary;

(c) divert, or take away or attempt to divert or take away from Buyer, for the benefit of any other Person, any supplier of Buyer that was a supplier of the Company or any Subsidiary as of the Execution Date or at anytime within two (2) years prior to the Execution Date; or

(d) solicit for hire (whether as an employee or independent contractor) any Person that is at the time of solicitation (or was within the preceding six (6) months) an employee or full-time independent contractor, including but not limited to a sales agent (Handelsvertreter), of the Subject Business and who was also an employee or independent contractor of the Subject Business as of the Execution Date.

Section 4.5 Protection of Confidential Information.

(a) Recognizing Buyer’s need to protect the goodwill of the Subject Business being purchased and to induce Buyer to purchase the Subject Business and the Shares, each Seller covenants and agrees with Buyer that, if the transactions contemplated hereby are closed, he will not disclose or use or otherwise exploit for his own benefit, for the benefit of any other Person, or for the benefit of any Competing Business, or to harm or damage Buyer or the Subject Business, any Confidential Information (as hereinafter defined). The covenant contained in this Section 4.5 shall survive for a period of five (5) years following the Execution Date provided, however, that with respect to those items of Confidential Information which constitute trade secrets under applicable law, the obligations of confidentiality and nondisclosure as set forth in this Section 4.5 shall continue to survive after said five-year period to the greatest extent permitted by applicable law. The rights of Buyer contained in this Section 4.5 are in addition to those rights Buyer has under the common law or applicable statutes for the protection of trade secrets.

(b) As used herein, the term “Confidential Information” shall mean and include all information, data and know-how of the Company or any Subsidiary (however, excluding personal skills of the Sellers) used or useful in the Subject Business and not generally known by a Competing Business (whether or not constituting a trade secret), including, without limitation, technical or non-technical data, formulas, patterns, compilations, mechanical and electrical designs, programs, applets, subroutines, libraries, objects and classes of objects, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers, except for information that has come into the public domain, save where such information has come into the public domain following a breach by a Seller of a obligation owed under this Section 4.5.

Section 4.6 Remedies. Sellers agree that, in addition to all the remedies provided at law or at equity Buyer may petition and seek from a court of law or equity, without bond, both temporary and permanent injunctive relief to prevent a breach by any Seller of any such covenant.

Section 4.7 Blue-Penciling. If any court determines that any one or more of the restrictive covenants contained in Sections 4.4 or 4.5, or any part thereof, is unenforceable because of the duration of such provision or the territory covered thereby, such court shall have the power to reduce the duration or territory of such provisions, and, in its reduced form, such provisions shall then be enforceable and shall be enforced.

ARTICLE V

SPECIAL INDEMNITIES

Section 5.1 Subsidy by Provincial Government of Salzburg. Sellers jointly and severally (als Gesamtschuldner) shall defend, indemnify, and hold harmless Buyer, or, at Buyer’s sole discretion, the Company as further specified in Section 6.2 from and against any Losses arising out of or based upon the change of the control provision which applies to the cash subsidy in the amount of € 20,000 (Twenty thousand Euros) granted to the Company by the Provincial Government of Salzburg as further outlined in a letter by said government dated November 20, 2007.

Section 5.2 Missing US Radio Licence. Sellers jointly and severally (als Gesamtschuldner) shall defend, indemnify, and hold harmless Buyer, or, at Buyer’s sole discretion, the Company as further specified in Section 6.2 from and against any Losses, including without limitation the cost of the exchange of the equipment, arising out of a missing radio license for equipment distributed by the Company in the US prior to the Execution Date, however, only to such extent as such Losses exceed the provisions to be made for this specific purpose in the Effective Date Balance Sheet.

Section 5.3 Compensation Claims of late Jost Aussenegg and Samantha Grainger. Sellers jointly and severally (als Gesamtschuldner) shall defend, indemnify, and hold harmless Buyer, or, at Buyer’s sole discretion, the Company as further specified in Section 6.2 from and against any Losses arising out of or based upon (a) any compensation claims of late Jost Aussenegg, former sales agent of the Company, if and to the extent such claims exceed the provisions to be made for this specific purpose in the Effective Date Balance Sheet, and (b) any compensation claims of Samantha Grainger, former manager of the Company or a Subsidiary in the United Kingdom.

Section 5.4 Missing Notifications. Sellers jointly and severally (als Gesamtschuldner) shall defend, indemnify, and hold harmless Buyer, or, at Buyer’s sole discretion, the Company as further specified in Section 6.2 from and against any Losses arising out of or based upon notifications which have not been made at any time prior to the Effective Date, but were required in the context of the placing of radio equipment on the market prior to the Effective Date, including without limitation, notifications required under Laws implementing the Directive 1999/5/EC of the European Parliament and of the Council of 9 March 1999 on radio equipment and telecommunications terminal equipment and mutual recognition of their conformity (“R&TTE Directive”).

Section 5.5 Matter disclosed in Section 2.16(e) of the Disclosure Schedule. Sellers jointly and severally (als Gesamtschuldner) shall defend, indemnify, and hold harmless Buyer, or, at Buyer’s sole discretion, the Company as further specified in Section 6.2 from and against any Losses suffered by the Company, a Subsidiary, the Buyer or an affiliate of the Buyer arising out of the matter disclosed in Section 2.16(e) of the Disclosure Schedule and based on any act or omission of the Company or a Subsidiary prior to the Effective Date, if and to the extent such claims cannot be successfully defended.

Section 5.6 Employement Issues of Orderman Iberica. Sellers jointly and severally (als Gesamtschuldner) shall defend, indemnify, and hold harmless Buyer, or, at Buyer’s sole discretion, the Company as further specified in Section 6.2 from and against any Losses arising out of or based upon the non-compliance of Orderman Iberica with employment related Laws, including, without limitation, any claims of employees against Orderman Iberica, in relation to acts and omissions set prior to the Effective Date.

ARTICLE VI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 6.1 Survival of Representations and Warranties. All of the representations and warranties of Sellers contained in Article II of this Agreement and all of the special indemnities contained in Article V of this Agreement shall survive the Execution until the date which is three (3) years after the Execution Date, except that (a) representations and warranties contained in Sections 2.1 through 2.4 shall survive indefinitely, and (b) the representations and warranties contained in Section 2.14 (Taxes) shall survive until the date which is three (3) months after all Taxes have been finally charged and assessed for periods until the Execution Date inclusive and, if a tax audit has been conducted for the period up to the Execution Date inclusive, until the date which is three (3) months after the legally binding completion (Rechtskraft) of the tax audit, which is deemed to be given only when all proceedings pending at the Constitutional Court (Verfassungsgerichtshof) and/or the Administrative Court (Verwaltungsgerichtshof), or, in the case of a foreign jurisdiction, comparable courts or authorities, if any, have also been completed. The representations and warranties of Buyer contained in Article III of this Agreement shall survive the Execution until the date which is three (3) years after the Execution Date. Notwithstanding the foregoing, any representation or warranty or special indemnity that would otherwise terminate in accordance with this Section 6.1 will continue to survive until the related claim for indemnification has been satisfied or otherwise resolved, if (i) a Notice of Claim shall have been timely given under Section 6.4 on or prior to such termination date and (ii) arbitration proceedings in accordance with Section 7.9 or equivalent proceedings shall have been instituted within three (3) months from such termination date. There is no time limitation on any claim for or resulting from fraud other than any applicable statute of limitations.

Section 6.2 Indemnity Agreement of Sellers.

(a) Subject to the other provisions of this Article VI and irrespective of Sellers’ fault (Verschulden), from and after the Execution, Sellers jointly and severally (als Gesamtschuldner) shall defend, indemnify and hold harmless Buyer or at Buyer’s sole discretion, the Company, on an Euro-per-Euro basis from and against any and all claims, payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, actions, Liens, causes of action, suits, proceedings, judgments, losses (including, without limitation, lost profit), damages (including, without limitation, consequential damages), liabilities, costs, and expenses of any nature, kind or character (collectively “Losses”) asserted against, imposed upon or incurred by any one or more of Buyer Indemnified Parties by reason of, resulting from, arising out of or based upon: (a) any breach of any representation or warranty of Sellers contained in this Agreement or (b) any breach or non-fulfillment of any covenant or agreement on the part of any Seller or the Company contained in this Agreement or (c) any special indemnity.

(b) If and to the extent the defect (Mangel) is exclusively the result of an inaccurate or incomplete valuation (Bewertung) in the Financial Statements, Buyer’s claim pursuant to this Article VI shall be equal to the difference between the book value actually shown in the Financial Statements and the book value which would have to be shown in accordance with Article II hereof. In and to the extent the defect (Mangel) is the result of an obligation or liability of the Company or a Subsidiary, which non-existence has been represented or warranted, Buyer’s claims pursuant to this Article VI shall be equal to an amount which the Company or Subsidiary has to pay in order to fully settle, discharge and satisfy such obligation or liability.

(c) If and to the extent that Losses are reflected in the amount of the Net Assets as set forth in the Final Statement of Net Assets, such Losses shall not be recoverable under this Section 6.2.

Section 6.3 Indemnity Agreement of Buyer. Subject to the other provisions of this Article VI, from and after the Execution, Buyer shall defend, indemnify and hold harmless Sellers, their affiliates and their respective agents, successors, representatives and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses asserted against, imposed upon or incurred by any one or more of Seller Indemnified Parties by reason of, resulting from, arising out of or based upon: (a) any breach of any representation and warranty on the part of Buyer contained herein or in any certificate furnished or to be furnished by Buyer pursuant to this Agreement; or (b) any breach or non-fulfillment of any covenant or agreement on the part of Buyer contained herein.

Section 6.4 Indemnification Procedure.

(a) Upon obtaining knowledge thereof, the party to be indemnified hereunder (the “Indemnified Party”) shall promptly notify the indemnifying party hereunder (the “Indemnifying Party”) in writing of any claim which the Indemnified Party has determined has given or could give rise to a claim for Losses hereunder (such written notice referred to as the “Notice of Claim”); provided, that, the failure by the Indemnified Party to provide the Notice of Claim with reasonable promptness shall only relieve the Indemnifying Party of its indemnification obligations hereunder if and to the extent that the Indemnifying Party’s ability to defend has been actually and materially prejudiced by such failure. The Notice of Claim shall specify, in all reasonable detail, the nature and estimated amount of any such Losses giving rise to a right of indemnification.

(b) With respect to any matter set forth in a Notice of Claim relating to a third party claim, subject to the following sentence, the Indemnifying Party may compromise or defend, at the Indemnifying Party’s own expense, and by the Indemnifying Party’s own counsel, any such matter involving the asserted liability of the Indemnified Party; provided, however, that no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s consent (which shall in any event not be unreasonably withheld or delayed) unless (i) there is no finding or admission of any violation of Law by the Indemnified Party or any violation of the rights of any Person by the Indemnified Party, (ii) there is no effect on any other claims that may be made against the Indemnified Party, and (iii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. Notwithstanding the foregoing, if the Indemnifying Party elects not to compromise or defend such matter, then the Indemnified Party, at its expense and its own counsel, may defend such matter (without compromising its rights to indemnification pursuant to Article V or this Article VI). The Indemnifying Party shall have no liability with respect to any such matter, the defense of which is compromised without the Indemnifying Party’s consent (unless such consent was unreasonably withheld or delayed). In any event, the Indemnified Party, the Indemnifying Party and the Indemnifying Party’s counsel (and, if applicable, the Indemnified Party’s counsel) shall cooperate in good faith in the compromise of, or the defense against, any such asserted liability. If the Indemnifying Party chooses to defend any claim, the Indemnified Party shall be entitled, at the Indemnified Party’s expense, to participate in such defense and shall make available to the Indemnifying Party any books, records, or other documents within its control that are reasonably necessary or appropriate for such defense. Without limiting the foregoing, the Sellers covenant and agree to cooperate with Buyer in good faith, and to provide all assistance reasonably requested by Buyer, in connection with the defense of any claim covered by any of the special indemnification provisions set forth in the Article V above.

Section 6.5 No Liability or Contribution by Company. Sellers shall not have any right of indemnification or contribution against the Company on account of any indemnification claims against them, and Sellers hereby irrevocably waive any such rights that they may have, whether under the Company’s articles of association, by contract or otherwise.

Section 6.6 Adjustment to Purchase Price. Any payments made pursuant to this Article VI shall be deemed, and treated as, an adjustment to the Purchase Price.

Section 6.7 Limitations of Indemnification.

(a) Sellers shall be liable under Section 6.2 only if the aggregate amount of all Losses exceeds € 100,000 (One Hundred Thousand Euros) (the “Basket”). In case the Basket is exceeded, Sellers shall be liable for the full amount of all Losses and not only for the excess. The Basket shall not apply in respect of claims of Buyer relating to representations and warranties in Sections 2.1 through 2.4 and 2.14, to covenants and agreements in Article IV, and to special indemnities in Article V.

(b) The aggregate liability of Sellers under Section 6.2 with respect to any claims notified by Buyer no later than the first anniversary of the Execution Date shall not exceed € 6,000,000 (Six Million Euros) (the “Cap”). The Cap shall be reduced to € 4,000,000 (Four Million Euros) with respect to any claims notified by Buyer for the first time after the first anniversary of the Execution Date but no later than the second anniversary of the Execution Date. The Cap shall be reduced to € 2,000,000 (Two Million Euros) with respect to any claims notified by Buyer for the first time after the second anniversary of the Execution Date. No Cap shall apply to claims of Buyer relating to representations and warranties in Sections 2.1 through 2.4 and 2.14 and to covenants and agreements in Article IV.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Publicity. Except as otherwise required by Law, none of the parties hereto shall issue any press release or make any other public statement, in each case, relating to, in connection with or arising out of this Agreement or the matters contained herein, without obtaining the prior written approval of Sellers and Buyer as to the contents and manner of presentation and publication thereof.

Section 7.2 Knowledge. Sellers shall be deemed to have “Knowledge” of a particular fact or matter if any Seller or Wolfgang Danninger or Roland Aigner (i) is actually aware of such particular fact or matter, or (ii) would have obtained knowledge of such particular fact or matter in the course of conducting a reasonable inquiry (prudent business man standard).

Section 7.3 Expenses. Except as otherwise specifically provided in this Agreement, Buyer, on the one hand, and Sellers, on the other hand, shall pay their own expenses, including the fees and disbursements of their respective counsel in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 7.4 Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar, on the part of the same or any other party.

Section 7.5 Notices. All notices, including, without limitation, any notice of a claim for which indemnification is sought under Article VI, and other communications hereunder shall be in writing and shall be deemed to have been given only if and when (a) personally delivered, or (b) seven (7) Business Days after mailing, postage prepaid, by certified mail return receipt requested, or (c) when delivered (and receipted for) by an overnight delivery service, or (d) one (1) Business Day after delivery by facsimile machine or other means of instantaneous communication provided such communication is sent to or obtained by the intended recipient who is listed in this Section 7.5 promptly confirmed by personal delivery, mail or an overnight delivery service as provided above, addressed in each case as follows:

If to Sellers to:

Michal Pressl

Erzabt-Klotz-Strasse 21A

5020 Salzburg

Telecopy: +43/662/82 70 70

If to Buyer to:

RADIANT SYSTEMS GMBH

c/o Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, Georgia 30022

Attn: Mark Haidet

Telecopy: 770-360-7627

with a copy in like manner to:

DLA Piper US LLP

1201 West Peachtree Street, Suite 2800

Atlanta, Georgia 30309

Attn: Richard G. Greenstein, Esq.

Telecopy: 404.682.7816

Each party may change its address for the giving of notices and communications to it, and/or copies thereof, by written notice to the other parties in conformity with the foregoing.

Section 7.6 No Third Party Beneficiaries. This Agreement is not intended to benefit, confer rights upon or be enforceable by any third Person (including any employee of the Company) except the parties, and their respective successors and permitted assigns and any other Buyer Indemnified Parties or Seller Indemnified Parties.

Section 7.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.8 Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of Austria.

Section 7.9 Arbitration. Any disputes arising hereunder shall be submitted to binding arbitration before a single arbitrator. Such arbitration shall be conducted by the International Chamber of Commerce (“ICC”) in accordance with its commercial arbitration rules; provided, however, that in the event all of the parties to the dispute or controversy are in agreement respecting the use of some arbitration association and are willing to abide by its rules and procedures, then binding arbitration may be submitted to such organization by means of a written submission agreement. In the event the parties cannot mutually agree upon an arbitrator, an arbitrator shall be selected by the ICC from its commercial arbitration panel. The arbitration shall be conducted in English and take place in Vienna, Austria, if initiated by Buyer, or in Atlanta, Georgia, if initiated by a Seller, unless the parties shall mutually agree upon an alternate location. Any award rendered by the arbitrator shall be binding on each party hereto and shall be subject to and enforceable under the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (New York convention) as a judgment of any court of the state, providence or country of the parties having competent jurisdiction thereof. Each party shall pay its own expenses of arbitration and the expenses of the arbitrator shall be equally shared; provided, however, that the arbitrator may assess, as part of its award, all or any part of the arbitration expenses of the other party (including reasonable attorneys’ fees) and of the arbitrator against the party raising such unreasonable claim, defense, or objection. Notwithstanding the foregoing, nothing in this Section 7.9 shall be construed as limiting in any way the right of a party hereto to seek injunctive relief with respect to any actual or threatened breach of this Agreement from a court of competent jurisdiction. Upon request of any party hereto the other parties shall sign a separate arbitration agreement and do whatever else might be required in order to implement the foregoing.

Section 7.10 Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than with the consent of all other parties hereto and shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 7.11 Counterparts. This Agreement is executed in one original notarial deed, which shall remain with the executing notary public in accordance with the provisions of the Austrian Notaries Code (Notariatsordnung). Any number of official counterparts (Ausfertigungen), certified copies (beglaubigte Kopien) or simple copies (einfache Kopien), all of which taken together shall constitute one instrument, may be issued to either party upon a party’s unilateral request and upon the requesting party’s costs and expenses.

Section 7.12 Entire Agreement. This Agreement, including the other documents referred to herein which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein.

Section 7.13 Amendments. This Agreement may not be changed orally, but only by an agreement in writing signed by the parties hereto.

Section 7.14 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

Section 7.15 Attorneys’ Fees. If any legal proceeding is brought for the enforcement of this Agreement, or because of an alleged breach, default or misrepresentation in connection with any provision of this Agreement or other dispute concerning this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that proceeding, in addition to any other relief to which it may be entitled.

Section 7.16 Interpretation. Should any provision of this Agreement require judicial or arbitral interpretation, it is agreed that the court or arbitrator(s) interpreting or construing the same shall not apply the presumption that the terms of any such provision shall be more strictly construed against one party or the other by reason of the rule of construction that a document is to be construed most strictly against the party who itself or through its agent prepared the same, it being agreed that the agents of all parties have participated in the preparation of this Agreement.

Section 7.17 Rules of Construction. Words in the singular shall be held to include the plural and vice versa. Words of one gender shall be held to include the other genders as the context requires. The terms “hereof”, “herein”, “hereunder”, “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. All Article, Section and Exhibit references are to the Articles, Sections and Exhibits to this Agreement unless otherwise specified. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation” unless otherwise specified. The word “or” shall not be exclusive. All references herein to any period of days shall mean the relevant number of calendar days unless otherwise specified. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified.

Section 7.18 English Language. This Agreement is prepared and executed in the English language only and any translations of this Agreement into any other language shall have no effect. All proceedings related to this Agreement shall be conducted in the English language.

IN WITNESS WHEREOF, the parties have executed, or have caused its duly authorized officer to execute, this Agreement, as of the date first above written.

BUYER:

RADIANT SYSTEMS GMBH /s/ David Griffin

By: David Griffin under the power of attorney dated 24 June 2008

THE COMPANY:

ORDERMAN GMBH

By:	Alois Eisl
Title:	Managing Director

/s/ ALOIS EISL
ALOIS EISL

/s/ FRANZ BLATNIK
FRANZ BLATNIK

/s/ GOTTFRIED KAISER
GOTTFRIED KAISER

/s/ ING. WILLI KATAMAY
ING. WILLI KATAMAY

List of Omitted Schedules and Appendices to the Stock Purchase Agreement By and Among Radiant

Systems GMBH, Orderman GMBH and all of the Shareholders of Oderman GMBH, Dated July 3, 2008

Schedules

Number	Description
2.2	Incorporation and Registration
2.3	Subsidiaries and Investments
2.4	Capitalization
2.5(a)	Approvals of Third Parties
2.6	Financial Statements
2.8	Fixed Assets
2.11	Arms’ Length
2.12(c)	Recent Developments
2.13	Litigation
2.16(a)	Registered Intellectual Property
2.16(b)	Third Party Intellectual Property
2.16(c)	Ownership of Intellectual Property
2.16(e)	Intellectual Property Infringements
2.16(g)	Publicly Available Software
2.16(h)	Source Code Escrows
2.16(i)	Internet Domain Names
2.18	Contracts
2.19(b)	Real Property
2.20(a)	Employees
2.20(b)	Managing Directors, Officers, Department Heads and Key Employees
2.21(a)	Employee Benefits
2.22	Insurance
2.23	Governmental Permits
2.24	Subsidies
2.28	Orders: Commitments; Warranties and Returns

Appendices

Description
Appendix A	Ownership
Appendix B	Bank Details of Sellers

Contents of the foregoing schedules and appendices to the Share Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any such schedule or exhibit supplementally to the Securities and Exchange Commission upon request.